Written Consent in Lieu of Special Meeting of Board of Directors

The Undersigned, being the sole member of the Board of Directors of Equity Growth Systems, inc., a Delaware corporation (the "Corporation"), herewith authorizes the transfer agent, Liberty Transfer Co., to issue the following share of the common stock of the corporation:

Gary and Jean Vulgamor                       5,000 shrs
3821 B. Tamiami Trail
Port Charlotte, Florida   33952
for services


Jay C. Salyer
1699 S. Federal HW., Suite 3B
Boca Raton, Florida 22432
for services

/s/ Ted /s/
EGS

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